EXHIBIT (a)(1)(A)

MULTILINK TECHNOLOGY CORPORATION
300 ATRIUM DRIVE
SOMERSET, NJ 08873
(732)537-3700

AMENDED AND RESTATED OFFER TO EXCHANGE
OUTSTANDING OPTIONS TO PURCHASE
CLASS A COMMON STOCK OF MULTILINK TECHNOLOGY CORPORATION
HAVING AN EXERCISE PRICE PER SHARE OF $1.35 OR MORE
FOR NEW OPTIONS

July 19, 2002

MULTILINK TECHNOLOGY CORPORATION

OFFER TO EXCHANGE
OUTSTANDING OPTIONS TO PURCHASE
CLASS A COMMON STOCK OF MULTILINK TECHNOLOGY CORPORATION
HAVING AN EXERCISE PRICE PER SHARE OF $1.35 OR MORE
FOR NEW OPTIONS

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
AT 12:00 MIDNIGHT, EASTERN TIME, ON AUGUST 30, 2002,
UNLESS THE OFFER IS EXTENDED

Multilink Technology Corporation, which we refer to in this offer to exchange as “we”, “us”, “the company” or “Multilink”, is offering employees located in the United States and Europe, including executive officers, and members of our board of directors the opportunity to exchange all outstanding options to purchase shares of Class A common stock granted under our 2000 Stock Incentive Plan, 1999 Stock Option Plan and 1998 Stock Option Plan that have an exercise price per share of $1.35 or more for new options to purchase shares of our Class A common stock that we will grant under our 2000 Stock Incentive Plan. We are making this offer upon the terms, and subject to the conditions, set forth in this amended and restated offer to exchange and in the related amended and restated election form (which together, as they may be amended from time to time, constitute the “offer”).

Certain Changes to Offer

This amended and restated offer to exchange amends the offer to exchange provided to eligible option holders and filed with the Securities and Exchange Commission on June 24, 2002. This amended and restated offer to exchange reflects the following changes among others:

1.	We are now extending the offer to options to purchase Class A common stock having an exercise price per share of $1.35 or more, rather than $3.90 or more;

2.	We are extending the expiration date of the offer to August 30, 2002, rather than July 23, 2002;

3.	Based on the new expiration date, we now expect that the replacement options will be granted on March 3, 2003, rather than on January 24, 2003;

4.
All employees who are on a leave of absence on the date that the replacement options are granted (not just those employees who are on a leave of absence that is protected by statute), will have the right to receive their replacement options on the same grant date as all other option holders participating in the offer, rather than on the date that they return to regular employment with the company; and

5.
We changed the provisions of the offer relating to what happens if we are acquired by another company after your tendered options are accepted for exchange and canceled, but before replacement options are granted. Such consequences are outlined in question 37 on page 8 of this amended and restated offer to exchange.

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We have also made other changes to the offer and we urge you to carefully review this entire amended and restated offer to exchange before deciding whether to tender your options.

Overview of Offer

In exchange for eligible options tendered by an option holder that are accepted for exchange and canceled by us, we will grant new options exercisable for a number of shares of Class A common stock equal to the number of shares of Class A common stock subject to the exchanged options, subject to adjustments for any stock splits, stock dividends and similar events. We currently expect to grant the new options on the first business day that is at least six months and one day after the date we cancel the options accepted for exchange by us, which will be March 3, 2003 unless this offer is further extended. The new options will have an exercise price equal to the closing price of our Class A common stock as reported on Nasdaq on the date the new options are granted. The vesting schedule for the options that are exchanged will carry over to the corresponding new options, and you will receive vesting credit under each new option equal to the vesting that you had under the corresponding option that is exchanged. If you are a “non-exempt employee” (that is, an employee that is entitled to receive overtime pay), you will not be able to exercise your new options for at least six months after the grant date. Each new option will have the same term as, and expire no later than, the exchanged option that it replaces.

Your participation in this offer is entirely voluntary. You may tender all or none of your options that have an exercise price per share of $1.35 or more, but if you decide to tender any options subject to a particular grant, you must tender all of the options subject to that grant that remain outstanding. In addition, if you tender any option grant for exchange, you will be required to also tender all options that were granted in the six-month period prior to the date of commencement of this offer—even if the exercise price of some of those options is less than $1.35 per share.

The new options will be issued under our 2000 Stock Incentive Plan. The terms of the new options and our 2000 Stock Incentive Plan are described in Section 8 of this offer to exchange. This offer is subject to conditions that we describe in Section 6 of this offer to exchange. This offer is not conditioned upon a minimum number of options being tendered.

If for any reason you are not employed by us or one of our subsidiaries on the expiration date of this offer, which will be August 30, 2002 unless extended, you will not be eligible to participate in this offer. If you are employed by us or one of our subsidiaries on the expiration date, but you do not continue to be employed by us or one of our subsidiaries through the grant date of the new options, you will not be eligible to receive new options and your canceled options will not be reinstated.

This offer is currently expected to expire at 12:00 Midnight, Eastern Time, on August 30, 2002, unless we extend the offer to a later date.

If you exchange your current options for new options, we believe that you will not be required under current law to recognize income for U.S. Federal income tax purposes at the time of the exchange. The new options will not qualify as incentive stock options. If you are a tax resident of a country other than the United States, the laws of the country of which you are a tax resident may differ from U.S. Federal income tax laws. If you are a tax resident of a country other than the United States, you should refer to Schedule B, which may contain important tax information applicable to you.

Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether or not you should tender your eligible options for exchange. You must make your own decision whether to tender your eligible options.

The threshold exercise price we have set to determine which options may be tendered in response to this offer, does not, and is not meant to, reflect our view of what the trading price of our Class A common stock will be in the short, medium or long term.

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Shares of our Class A common stock are quoted on Nasdaq under the symbol “MLTC.” On July 15, 2002 the closing price of our Class A common stock as reported on Nasdaq was $0.46 per share. We recommend that you obtain current market quotations for our Class A common stock before deciding whether to elect to exchange your eligible options.

If you have any questions regarding the offer, or if you need assistance completing the related documentation, please contact Stock Administration at (732) 537-3771 or investors@mltc.com.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IMPORTANT

Your election to exchange one or more of your eligible options is voluntary. If you decide to participate in this offer, you must properly complete the election form found on our intranet web site at http://intra/stockadministration and deliver it to Stock Administration via hand delivery, interoffice mail or facsimile to (732) 537-3727 before the offer expires at 12:00 Midnight, Eastern Time on August 30, 2002, or on a later date if we extend the offer. If you do not deliver the election form by the stated time on the expiration date, you will be deemed to have rejected the offer. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted. Please also note that, even if you timely deliver your election form, we are required by applicable tax laws to retain the right to choose whether or not to accept your eligible options for exchange. Accordingly, your eligible options (and the related stock option agreements) will be automatically canceled if, and only if, we accept your eligible options for exchange. You may not withdraw or change your election after the stated time on the expiration date.

The decision to accept or reject the offer is an individual one that should be based on a variety of factors. You should consult your personal advisors if you have questions about your financial and/or tax situation. The information about this offer is limited to this document and the related election form.

We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR ELIGIBLE OPTION GRANTS PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT AND RELATED ELECTION FORM. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

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SUMMARY TERM SHEET

Following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying election form, because the information in this summary is not complete and additional important information is contained in the remainder of this offer to exchange. We have included cross-references to the relevant sections of this offer to exchange where you can find a more complete description of the topics discussed in this summary.

1.    Why are we making the offer?

In light of the decline in the price of our Class A common stock, we recognize that the exercise prices of the majority of outstanding options to purchase our Class A common stock, whether or not they are currently exercisable, are higher than the price of our common stock as reported on Nasdaq. We believe these options are not attractive as an incentive to retain and motivate employees, and are unlikely to be exercised in the foreseeable future. By making this offer we intend to provide our employees with the benefit of holding options that over time may have a greater potential to increase in value, and thereby create better incentives for our employees to remain with us and contribute to the attainment of our business and financial objectives and the creation of value for all of our stockholders.

2.    Why don’t we simply reprice the current options?

In 1998, the Financial Accounting Standards Board adopted unfavorable accounting treatment for companies that reprice options. If we were to simply reprice options, we must take a charge against earnings on future appreciation of the repriced options.

3.    What securities are we offering to exchange?

We are offering to exchange all stock options having an exercise price per share of $1.35 or more that are outstanding under our 2000 Stock Incentive Plan, 1999 Stock Option Plan and 1998 Stock Option Plan, held by eligible option holders located in the United States and Europe. You may exchange some or all of your option grants, but you may not exchange a portion of a grant. The new options issued in exchange for tendered options will be issued under our 2000 Stock Incentive Plan.

If you decide to participate in the offer and exchange any eligible options, you must exchange all options granted to you within the six-month period preceding the commencement date, even if the exercise price of those options is less than $1.35. This is the period from, and inclusive of, December 24, 2001 through, and inclusive of, June 24, 2002.

4.    May I tender options that I have already exercised in part?

If you have exercised an eligible option grant in part, the remaining unexercised portion of that option grant is outstanding and may be tendered for exchange pursuant to the offer. Options for which you have properly submitted an exercise notice prior to the date the offer expires will be considered exercised to that extent, whether or not you have received confirmation of exercise for the shares purchased.

5.    Are there conditions to the offer?

Yes. In addition to the condition described in Question 3 above, the offer is subject to a number of other conditions, including the conditions described in Section 6 of the offer to exchange which you should read carefully. However, the offer is not conditioned on a minimum number of option holders accepting the offer or a minimum number of options being exchanged.

6.    Who is eligible to participate in this offer?

All of our employees located in the United States and Europe, including our executive officers, members of our board of directors holding eligible options are eligible to participate. Employees located in Europe include all employees working for subsidiaries based in Germany, Italy, Lithuania, or the United Kingdom. Employees on a leave of absence are also eligible to participate.

Special considerations or conditions may apply to employees residing outside the United States. In some countries, the application of local rules may have important consequences to those employees. Included in the offer are short summaries of some of the consequences with respect to the countries where our non-U.S. eligible option holders are residing (see Schedule B to this offer to exchange). If you are an employee residing outside the United States, you should review these summaries. We also recommend that you consult your individual tax, legal and investment advisors.

7.	Are there any eligibility requirements I must satisfy after I tender options in order to receive the new options?

In order to receive new options on the grant date, you must be employed by us or one of our subsidiaries (including interns who have previously received eligible options and including employees on a leave of absence) or a member of our board of directors on the expiration date of the offer (currently scheduled for August 30, 2002), and you must remain continuously employed or be on a leave of absence through the grant date (currently expected to be March 3, 2003). This offer is not being extended to contractors, consultants or temporary service providers.

If you are not an employee (including an employee on a leave of absence) or a member of our board of directors on the expiration date of the offer (currently scheduled for August 30, 2002), you will not be eligible to exchange any eligible options and any election you may have made will not be accepted by us. Also, if you do not remain an employee (including an employee on a leave of absence) or a member of our board of directors through the grant date (currently expected to be March 3, 2003) and your eligible options were canceled under this offer, you will not be granted new options and your canceled options will not be reinstated.

IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THEN YOUR EMPLOYMENT WITH US IS “AT-WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE NEW OPTION GRANT DATE, FOR ANY REASON, WITH OR WITHOUT CAUSE.

8.	Are employees who tender their eligible options and are on a leave of absence on the grant date eligible to participate?

Yes. If you tender your eligible options and they are canceled as part of this offer and, on the grant date, you are on a leave of absence, then you will be entitled to a new option on the grant date (currently expected to be March 3, 2003).

9.    Are there any special terms and conditions that are applicable to non-exempt employees?

Non-exempt employees (i.e., those entitled to receive overtime pay) must wait for six months after the grant date in order to exercise (including exercises made by way of a same-day sale) their new options. If you are a non-exempt employee and your service terminates (other than by reason of your death or disability as defined in the 2000 Stock Incentive Plan) during the six-month period following the grant date, then you may exercise your vested new options at any time during the three-month period beginning on the day that is six months and one day after the grant date.

The reason for this restriction is that in order for us to exclude gains from the exercise of stock options from your regular rate of pay for purposes of calculating overtime pay, recent changes in the law require that new stock option grants, including new option grants, be unexercisable for six months following the date of grant.

10.    Are there any special terms and conditions that are applicable to overseas employees?

If you are employed by one of our European subsidiaries, new options may be subject to different terms and conditions than those granted to persons employed in the United States. If you are an employee who is employed outside of the United States, please see Schedule B to this offer to exchange for more details.

11.    How should I decide whether or not to participate?

We understand that this will be a challenging decision for everyone. The program does carry considerable risk, and there are no assurances regarding our future stock performance. As a result, the decision to participate must be your personal decision, and it will depend largely on your assumptions about the future overall economic environment, the performance of the Nasdaq, our own stock price, our business and your desire and ability to remain an employee of Multilink until the grant date (currently expected to be March 3, 2003). We cannot advise you on the decision to participate in the offer, and we have not authorized anyone to make any recommendation on our behalf as to your choices.

12.    What if my eligible options are not currently vested? Can I exchange them?

Yes. Your eligible options do not need to be vested in order for you to participate in the offer.

13.    If I elect to exchange my eligible options, do I have to exchange all of my eligible options or can I just exchange some of them?

If you have more than one eligible option grant, then you may exchange any or all of them. However, you cannot exchange part of any particular option grant and keep the balance; you must exchange all unexercised shares that are subject to each particular eligible option grant that you tender in this offer. In all cases, if you exchange any of your eligible options, you must exchange all options granted to you during the six-month period before the commencement date, even if the exercise price per share of such options is less than $1.35 per share. Based on a commencement date of June 24, 2002, all options granted to you on or after December 24, 2001 must be exchanged if you exchange any of your eligible options.

14.    Why must I surrender options (which have a fairly low exercise price) granted in the last several months if I elect to exchange eligible options?

If we allowed you to keep options that were granted within the six-month period prior to the commencement date, we would be required under applicable accounting rules to recognize significant charges in our financial statements, which would reduce our reported earnings for each fiscal quarter that the recently granted options remained outstanding. This could have a negative impact on the performance of our stock price.

15.    If my original option grant is split between an incentive stock option and a nonqualified stock option because my original grant exceeded the $100,000 limit on incentive stock options, can I cancel one part of this option but not the other?

No. You cannot cancel one part of an option grant that has been split into an incentive stock option and a nonqualified stock option because it is still considered a single option grant. It cannot be separated for purposes of the offer.

16.    When will I receive my new options?

We will grant the new options on or about the first business day that is at least six months and one day after the date we cancel the options accepted for exchange. If we cancel tendered options on August 30, 2002, which is the scheduled expiration date of the offer, the grant date of the new options will be on March 3, 2003.

17.    Why won’t I receive my new options immediately after the expiration date of the offer?

If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options accepted for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. This requirement would be difficult to administer and would adversely affect our reported earnings. By deferring the grant of the new options for at least six months and one day, we believe we will not have to record such a compensation expense.

18.    How will my new options vest?

Each new option will be subject to the same vesting schedule and have the same vesting commencement date as the eligible option it replaces.

19.    Will my new options continue to vest during the six month waiting period described in the previous question?

Yes. Your new options will continue to vest during the six month waiting period described in the previous question. You will not, however, be able to exercise your new options during the six-month waiting period.

20.    What if my employment is terminated between the expiration date and the grant date?

If you elect to exchange eligible options, your election will be irrevocable after 12:00 Midnight, Eastern Time on the expiration date, which is currently expected to be August 30, 2002. Therefore, if your employment with us or one of our subsidiaries terminates, whether voluntarily, involuntarily or for any other reason (including death), before your new options are granted, you will not receive any new options or have a right to any stock options that were previously canceled. If your employment with us is terminated as part of any reduction in force, you will fall within this category. THEREFORE, IF YOU ARE NOT EMPLOYED BY US OR ONE OF OUR SUBSIDIARIES (INCLUDING A LEAVE OF ABSENCE) FROM THE EXPIRATION DATE THROUGH THE NEW OPTION GRANT DATE, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR ELIGIBLE OPTION GRANTS THAT HAVE BEEN ACCEPTED FOR EXCHANGE AND CANCELED.

IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THEN YOUR EMPLOYMENT WITH US IS “AT-WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE NEW OPTION GRANT DATE, FOR ANY REASON, WITH OR WITHOUT CAUSE.

21.    Will I have to wait longer to sell common stock under my new options than I would under the eligible options that I exchange?

Possibly. As described in Question 9 above, if you are a non-exempt employee (i.e., you are entitled to receive overtime pay), then you may not exercise (including exercises made by way of a same-day sale) your new options for at least six months after the grant date. Also, if you are a non-exempt employee and your service terminates (other than by reason of your death or disability, as defined in the 2000 Stock Incentive Plan) during the six-month period following the grant date, then you may exercise your vested new options at any time during the three month period beginning on the day that is six months and one day after the grant date. Additionally, employees who are subject to our trading window policy may have to wait longer to sell any portion of the shares of common stock subject to the new options. Finally, if you are an employee residing outside the United States, you may also have to wait longer to exercise your new options or sell shares of common stock subject to the new options than you would have under the eligible option. Please see Schedule B for more details. You should direct questions about whether you are a non-exempt employee to Human Resources at (732) 537-3703. If you have questions about our trading window policy, you should contact Investor Relations at (732) 537-3771.

22.    What is the exercise price for the new options?

The exercise price of your new options will be the closing price of our Class A common stock as reported on Nasdaq on the grant date, which is expected to be March 3, 2003, or a later date if we extend the offer. There is no assurance that the new options will have a lower exercise price than the eligible options you exchanged, and we make no representations as to our future stock price. We recommend that you obtain current market quotations for our Class A common stock before deciding whether to elect to participate in the offer and exchange your eligible options.

23.    What are the differences between the new options and the old options?

In addition to differences in the exercise price and, in the case of non-exempt employees, the amount of time that you will have to wait to sell the shares of common stock underlying the options, as described in Questions 21 and 22 above, the new options granted under our 2000 Stock Incentive Plan will vary from the existing options granted under the 1998 Stock Option Plan and the 1999 Stock Option Plan with respect to their change in control provisions. Under our 2000 Stock Incentive Plan, in the event of a change in control in connection with a merger or similar transaction, all outstanding options that are not assumed, or otherwise compensated for, vest in full immediately. Options that are assumed vest in full immediately if the option holder is involuntarily terminated within 18 months after the change in control. Under the 1998 Stock Option Plan, all options vest in full immediately upon a change in control. Under the 1999 Stock Option Plan, all options that are not assumed vest in full immediately, and options that are assumed vest in full on the earlier of six months after the change in control or if the option holder is terminated without cause after or as a result of the change in control.

24.    How long is the option term of the new options?

The new options granted to you will retain the original option term of the eligible option being exchanged. For example, if you elect to cancel an eligible option which, by its terms, would have expired no later than November 10, 2009, then your new option will expire no later than November 10, 2009. The option term concludes on the expiration date of the option. Generally, the period of time allotted to our optionees to exercise options following the option grant date is ten years if currently employed.

25.    If I exchange my eligible options, how many shares will I receive under my new options?

This is a share-for-share stock option exchange program, and so for each share subject to the eligible options you exchange and for the options granted in the six-month period prior to the commencement date that are exchanged as a result of your participation in this offer, you will receive an option for one share under the new options. However, the number of shares subject to your new options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transaction that may occur between the expiration date and the grant date.

26.    Am I eligible to receive future grants if I participate in this exchange?

Because of the accounting limitations, if you elect to exchange eligible options, you are not eligible to receive additional stock options until after the grant date. Any option that might otherwise have been granted prior to the grant date will be deferred until after the grant date.

27.    When does the offer expire? Can the offer be extended, and if so, how will I be notified if it is extended?

The offer expires on August 30, 2002, at 12:00 Midnight, Eastern Time, unless it is extended by us. We may, in our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled expiration of the offer period, and your new options will be granted on or about the first business day that is at least six months and one day following the rescheduled expiration of the offer.

28.    If the offer is extended, how does the extension impact the date on which my new options will be granted?

If we extend the offer, the grant date will be extended to a day that is at least six months and one day after the extended expiration date.

29.    If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I exchange my options in the offer?

If you exchange your current options for new options, you will not be required under current law to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. Further, at the date of grant of the new options, you will not be required under current law to recognize income for U.S. federal income tax purposes. The grant of options is not recognized as taxable income.

If you do not participate in the offer, we do not believe that the tax treatment of your eligible incentive stock options will change. It is possible, however, that the U.S. Internal Revenue Service could decide that your right to exchange your incentive stock options under this offer is a “modification” of your incentive stock options, even though you will not have exchanged the options. A successful assertion by the U.S. Internal Revenue Service that an option is modified could extend the required period for which you must hold shares purchased under an incentive stock option in order for a sale of the shares to qualify for favorable tax treatment and cause a portion of an incentive stock option to be treated as a nonqualified stock option.

We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the offer.

30.    If I am subject to tax in a jurisdiction other than the United States, will I have to pay taxes if I exchange my options in the offer?

You may be taxed on either the exchange of your options for new options or the grant of new options. The foreign tax consequences of the offer may vary depending upon, among other things, the jurisdiction in which you are subject to tax and your particular circumstances. You are responsible for reporting and paying any taxes on your options based upon your country of residence, work location or assignment location. You are urged to consult your own tax advisor to determine any foreign tax consequences to you of participating in the offer.

31.    Will my new options be incentive stock options or nonqualified stock options?

The new options will be nonqualified stock options only.

32.    In the U.S., what is the difference in tax treatment between nonqualified stock options and incentive stock options?

When you exercise a nonqualified stock option, you will pay U.S. federal, state and local income taxes and FICA and Medicare taxes on the difference between the exercise price of the nonqualified stock option and the fair market value of the Class A common stock on the day of exercise. For employees, this amount will be reported as income on your W-2 for the year in which the exercise occurs. Also for employees, withholding amounts must be collected when the exercise takes place. When you sell shares that you have acquired by exercising a nonqualified stock option, any excess of the sale price over the exercise price of the option will be treated as long term capital gain or short term capital gain taxable to you at the time of sale, depending on whether you held the shares for more than one year. You generally will not realize taxable income when you exercise an incentive stock option. However, your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of your shares, which is generally determined as of the date you exercise the option, exceeds the aggregate exercise price of the option. In addition, under proposed regulations issued in 2001, the U.S. Internal Revenue Service stated that it intended to require FICA and Medicare tax withholding upon the exercise of an incentive stock option on or after January 1, 2003. However, in a recently issued notice, the Internal Revenue Service stated that it anticipates it will not require such withholding on the exercise of an incentive stock option that occurs before January 1 of the year following the second anniversary of the publication of final guidance requiring such withholding. When you sell your shares that you have acquired by exercising an incentive stock option, the tax consequences of the sale depend on whether the disposition is “qualifying” or “disqualifying.” The disposition of your shares is a qualifying disposition if it is made after the later of: (a) more than two years from the date the incentive stock option was granted or (b) more than one year after the date the incentive stock option was exercised.

If the disposition of your shares you received when you exercised incentive stock options is a qualifying disposition, any excess of the sale price over the exercise price of the option will be treated as long term capital gain taxable to you at the time of the sale. If the disposition is a disqualifying disposition, the excess of the fair market value of your shares on the date the option was exercised over the exercise price will be taxable ordinary income to you at the time of the sale. However, if the difference between the sale price and the option exercise price is less than the amount in the preceding sentence, this lesser amount is ordinary income to you. Any amount you realize in excess of the ordinary income amount will be long-term capital gain or short-term capital gain, depending on whether or not you sold your shares more than one year after the option was exercised.

33.    What are the U.S. tax implications of not participating in this offer?

We do not believe that our offer to you will change any of the terms of your eligible options if you do not accept the offer. However, the U.S. Internal Revenue Service may characterize our offer to you as a modification of those eligible options that are incentive stock options, even if you decline the offer. A successful assertion by the U.S. Internal Revenue Service that your eligible options have been modified could extend the required period for which you must hold shares purchased under an incentive stock option in order for a sale of the shares to qualify for favorable tax treatment and cause a portion of your eligible options to be treated as nonqualified stock options. If you choose not to exchange your eligible options and you have been granted incentive stock options, we recommend that you consult with your own tax advisor to determine the U.S. tax consequences of the exercise of those eligible options and the sale of the Class A common stock that you will receive upon exercise.

34.    What do I need to do to exchange my eligible options?

To exchange your eligible options, you must complete and deliver the election form found on our intranet web site located at http://intra/stockadministration to Stock Administration via hand delivery, interoffice mail or facsimile to (732) 537-3727 before 12:00 Midnight, Eastern Time, on the expiration date, which is expected to be August 30, 2002. If you are an employee on a leave of absence as of the commencement date, Stock Administration will mail to you an election form and notice of withdrawal. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted. We may reject any eligible option if we determine the election form is not properly completed or to the extent that we determine it would be unlawful to accept the eligible options. Also, please note that, even if you timely deliver your election form, we are required by applicable tax laws to retain the right to choose whether or not to accept your eligible options for exchange. Accordingly, your eligible options (and the related stock option agreements) will be automatically canceled if, and only if, we accept your eligible options for exchange. It is our current intention to accept all eligible options that are timely tendered in accordance with properly executed election forms.

35.    During what period of time may I withdraw previously tendered options?

You may withdraw your tendered options at any time before 12:00 Midnight, Eastern Time, on August 30, 2002. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above.

36.    Will I receive a confirmation of my election, change of election or withdrawal?

Yes. After you deliver an election form, Stock Administration will send you an email confirmation indicating we have received your election form. Similarly, after you deliver a notice of withdrawal, Stock Administration will send you an email confirmation indicating we have received your notice of withdrawal. You should print these email confirmations and keep them with your records.

37.    What happens if Multilink is acquired by another company?

If we merge into or are acquired by another company prior to the expiration of the offer, you may withdraw your tendered options and have all the rights afforded you to acquire our common stock under the existing agreements evidencing those options.

If we are merged into another company after your tendered options are accepted for exchange and canceled, but before the new options are granted, the surviving company would automatically assume our obligations with respect to the offer. The new options would be options to purchase shares of the surviving company. The number of shares would be equal to the number of our shares that you would have received upon exercise of your option, multiplied by the exchange ratio that was used in the transaction. The exercise price would be based on the market price of the surviving company’s stock on the date of grant.

If we are acquired by and become a subsidiary of the acquiring company after your tendered options are accepted for exchange and canceled but before the new options are granted, our obligations with respect to the offer would not be automatically assumed by the acquiring company. While we would seek to make provision for tendering option holders in the acquisition agreement, we cannot guarantee what, if any, provision would be made. As a result, we cannot guarantee that any new options would be granted in the event of such an acquisition.

If we merge into or are acquired by another company after the grant of the new options, those options may be assumed by the merged company or the acquiring company, in which event they would continue to vest in accordance with the vesting schedule in effect for them prior to the acquisition. If the new options are not assumed or replaced with a cash incentive program preserving the spread on those options at the time of the merger or acquisition, those options would vest on an accelerated basis and become exercisable for all of the option shares immediately prior to the acquisition. If the options are not exercised prior to the acquisition, they would terminate.

38.    What if I don’t accept this offer or if my options are not accepted for exchange?

Nothing. This offer is completely voluntary. You do not have to participate, and there are no penalties for electing not to participate in this offer. If you do not accept the offer, or if we do not accept the options you return, you will keep all of your current options, including any special options, and you will not receive any new options. No changes will be made to your current options. However, if you are an employee residing in the United States, you choose not to participate in this offer and your eligible option grants are incentive stock options, the U.S. Internal Revenue Service could decide that the offer is a modification of the status of your incentive stock options. A successful assertion by the U.S. Internal Revenue Service that your incentive stock options are modified could extend the required period for which you must hold shares purchased under an incentive stock option in order for a sale of the shares to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options. For further details, please consult with your personal tax advisor.

39.    Where do I go if I have additional questions about this offer?

Please direct your questions to Stock Administration, (732) 537-3771 or investors@mltc.com. We will review these questions periodically throughout the exchange period and add the appropriate information to the Questions & Answers section of the web site established for this offer, which is located at http://intra/stockadministration.

THE OFFER

1.    ELIGIBILITY; NUMBER OF OPTIONS; EXPIRATION DATE.

We are offering to exchange new options for eligible options held by our employees located in the United States and Europe, including our executive officers, and members of our board of directors. Employees located in Europe include all employees working for subsidiaries based in Germany, Italy, Lithuania, or the United Kingdom. Employees who are on a leave of absence are also eligible to participate in this offer. Eligible options are all outstanding options held by eligible option holders that were granted under any of our option plans and that have an exercise price per share of $1.35 or more. As of July 15, 2002, 38,798,625 shares of our Class A common stock were covered by options outstanding under our option plans, of which 18,298,144 shares were covered by eligible options.

Your participation in this offer is voluntary. You may elect to exchange one or more of your eligible options grants; but you may not exchange less than all shares subject to a particular eligible option grant. However, if you elect to exchange any eligible option, you must exchange all options granted to you in the six-month period prior to the commencement date, even if the exercise price of such options is less than $1.35 per share. For example, based on a commencement date of June 24, 2002, to participate in this offer, you must exchange all of your options that were granted on or after December 24, 2001, even if the exercise price of some of those options is less than $1.35 per share. These options are also included in the definition of eligible options. We will only accept eligible options that are properly exchanged and not validly withdrawn in accordance with Section 4 of this offer before the offer expires on the expiration date.

The new options will be granted on March 3, 2003 (or a later date if the offer is extended) and will have an exercise price equal to the closing price of our Class A common stock as reported on Nasdaq on the grant date. The number of shares subject to your new options will equal the number of shares subject to each eligible option that you exchange and any options granted in the six-month period prior to the commencement date that are canceled because of your election to exchange eligible options. The number of shares subject to the new options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the grant date.

All new options will be issued under our 2000 Stock Incentive Plan. No new options will be treated as incentive stock options under U.S. tax law.

IF, FOR ANY REASON (INCLUDING DEATH), YOU ARE NOT EMPLOYED BY US OR ONE OF OUR SUBSIDIARIES (INCLUDING A LEAVE OF ABSENCE) FROM THE EXPIRATION DATE THROUGH THE NEW OPTION GRANT DATE, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR ELIGIBLE OPTION GRANTS THAT HAVE BEEN EXCHANGED. IF YOUR EMPLOYMENT WITH US OR ONE OF OUR SUBSIDIARIES TERMINATES AFTER YOU TENDERED YOUR OPTIONS BUT PRIOR TO THE EXPIRATION DATE, YOU ARE NOT ELIGIBLE TO PARTICIPATE IN THE OFFER. IF THE OPTIONS THAT YOU TENDERED FOR EXCHANGE HAVE AN EXERCISE PRICE THAT IS LESS THAN $1.35 PER SHARE, THEY ARE NOT ELIGIBLE TO BE EXCHANGED IN THE OFFER UNLESS THEY ARE OPTIONS THAT MUST BE EXCHANGED PURSUANT TO THE SECOND PARAGRAPH OF THIS SECTION 1. PARTICIPATION IN THIS OFFER DOES NOT CONFER UPON YOU THE RIGHT TO REMAIN EMPLOYED BY US OR ANY OF OUR SUBSIDIARIES. IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THEN YOUR EMPLOYMENT WITH US IS “AT-WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE NEW OPTION GRANT DATE, FOR ANY REASON, WITH OR WITHOUT CAUSE.

The expiration date of this offer means 12:00 Midnight, Eastern Time, on August 30, 2002, unless we, in our discretion, extend the offer. If we extend the offer, the term expiration date will refer to the latest time and date at which the offer expires. See Section 14 of this offer to exchange for a description of our rights to extend, delay, terminate and amend the offer.

We will publish a notice if we decide to amend this offer and take any of the following actions:

•	increase or decrease what we will give you in exchange for your eligible options;

•	increase or decrease the number of eligible options to be exchanged in the offer; or

•	extend or terminate the offer.

If the offer is scheduled to expire within ten (10) business days from the date we notify you of such an increase or decrease, we also intend to extend the offer for a period of ten (10) business days after the date the notice is published.

A business day means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight.

2.    PURPOSE OF THE OFFER.

We issued the options outstanding under the option plans to advance the interests of our stockholders by enhancing our ability to attract, retain and motivate persons who make (or are expected to make) important contributions to our company by providing such persons with equity ownership opportunities and performance-based incentives and thereby better aligning the interests of such persons with those of our stockholders.

Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our Class A common stock. For this reason, we believe these options are not attractive as an incentive to retain and motivate employees, and are unlikely to be exercised in the foreseeable future. By making this offer we intend to provide our employees with the benefit of holding options that over time may have a greater potential to increase in value, and thereby create better incentives for our employees to remain with us and contribute to the attainment of our business and financial objectives and the creation of value for all of our shareholders.

The board of directors has approved this offer. There is no assurance that the new options will have a lower exercise price than the eligible options, and we make no representations as to our future stock price. However, the board of directors believes that the offer may create a better chance for participating employees to obtain value from their options and our stock option program. The board of directors recognizes that the decision to accept or reject the offer is an individual one that should be based on a variety of factors, and you should consult with your personal advisors if you have questions about your financial and/or tax situation.

We regularly evaluate various strategic and business development opportunities, including licensing agreements, marketing arrangements, joint ventures, acquisitions and dispositions. We intend to continue to selectively pursue alliances and review acquisition possibilities that would allow us to gain access to new customers and technologies, penetrate new geographic markets and enter new product markets. We also regularly explore various transactions relating to our securities. On July 18, 2002, our board of directors authorized an amendment to our articles of incorporation to effect a reverse stock split for the purpose of increasing the market price of our Class A common stock above the Nasdaq minimum bid requirement of $1.00. Under the proposed amendment, each outstanding 5, 6, 7, 8, 9 or 10 shares of our Class A common stock and Class B common stock would be converted into one share of Class A common stock or Class B common stock, as applicable. The proposed reverse stock split is subject to shareholder approval, and the board will have the authority to determine, after shareholder approval, whether the final conversion ratio will be 1:5, 1:6, 1:7, 1:8, 1:9 or 1:10 or whether to abandon the reverse stock split. We intend to submit this proposal to shareholders for their approval in the third quarter of this year. Except for such reverse stock split and as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

(a)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

(b)	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

(c)	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

(d)	any change in our management, including a change to the material terms of employment of any executive officer;

(e)	any change in our present board of directors, including a change in the number or term of directors;

(f)	any other material change in our corporate structure or business;

(g)	our Class A common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

(h)	our Class A common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act;

(i)	the suspension of our obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act;

(j)	the acquisition by any person of any material amount of our securities or the disposition of any material amount of securities; or

(k)	any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

If we are merged into another company after your tendered options are accepted for exchange and canceled, but before the new options are granted, the surviving company would automatically assume our obligations with respect to the offer. The new options would be options to purchase shares of the surviving company. The number of shares would be equal to the number of our shares that you would have received upon exercise of your option, multiplied by the exchange ratio that was used in the transaction. The exercise price would be based on the market price of the surviving company’s stock on the date of grant.

If we are acquired by and become a subsidiary of the acquiring company after your tendered options are accepted for exchange and canceled but before the new options are granted, our obligations with respect to the offer would not be automatically assumed by the acquiring company. While we would seek to make provision for tendering option holders in the acquisition agreement, we cannot guarantee what, if any, provision would be made. As a result, we cannot guarantee that any new options would be granted in the event of such an acquisition.

Neither we nor our board of directors makes any recommendation as to whether you should exchange your eligible options, nor have we authorized any person to make any such recommendation. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own legal, investment and/or tax advisors. You must make your own decision whether to exchange your eligible options.

3.    PROCEDURES.

Making Your Election.    To make your election to accept this offer, you must properly complete and deliver the election form to Stock Administration via hand delivery, interoffice mail or facsimile to (732) 537-3727 before 12:00 Midnight, Eastern Time, on the expiration date. The election form is found on our intranet web site located at http://intra/stockadministration. If you cannot use this web site, please contact Stock Administration at (732) 537-3771 or investors@mltc.com. If you are an employee on a leave of absence as of the commencement date, Stock Administration will mail to you an election form and notice of withdrawal. You do not need to return your stock option agreements for your eligible options to effectively elect to accept the offer as they will be automatically canceled if we accept your eligible options for exchange. You will be required to return your stock option agreements only upon our request.

The delivery of election forms, notices of withdrawal and any other required documents are at the sole risk of the option holder. If delivery is by mail, we recommend that you use registered mail with return receipt requested. In all cases, you should allow sufficient time to ensure timely delivery. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted. We will not accept delivery by e-mail.

Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects.    We will determine, in our discretion, all questions as to the number of shares subject to eligible options and the validity, form, eligibility (including time of receipt) and acceptance of election forms. Neither we nor any other person is obligated to give notice of any defects or irregularities in any election form or otherwise in the exchange of any eligible options, and no one will be liable for failing to give such notice. Our determination of these matters will be final and binding on all parties. We may reject any or all election forms or eligible options that are exchanged to the extent that we determine they were not properly executed or delivered or to the extent that we determine it is unlawful to accept the eligible options that are exchanged. Additionally, we are required by applicable tax laws to retain the right to choose whether or not to accept your eligible options for exchange. Accordingly, your eligible options (and the related agreements) will be automatically canceled if, and only if, we accept your eligible options for exchange, provided that such eligible options are properly and timely exchanged and are not validly withdrawn. No eligible options will be accepted for exchange until the option holder exchanging the eligible options has cured all defects or irregularities to our satisfaction prior to the expiration date.

Our Acceptance Constitutes an Agreement.    If you elect to exchange your eligible options and you exchange your eligible options according to the procedures described above, you will have accepted the offer. Our acceptance of eligible options that are properly exchanged will form a binding agreement between you and us on the terms and subject to the conditions of this offer.

Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept on the expiration date of the offer all eligible options for which an election form has properly been delivered and which have not thereafter been validly withdrawn.

4.    CHANGE IN ELECTION.

You may only change your election by following the procedures described in this Section 4. You may change your election at any time before 12:00 Midnight, Eastern Time, on the expiration date.

To change your election, you must either deliver a notice of withdrawal or re-deliver the election form, each to Stock Administration via hand delivery, interoffice mail or facsimile to (732) 537-3727, before 12:00 Midnight, Eastern Time, on the expiration date. Each of these documents is located on our intranet web site at http://intra/stockadministration. If you are an employee on a leave of absence as of the commencement date, Stock Administration will mail to you an election form and notice of withdrawal. The last notice of withdrawal or election form delivered by you as described above prior to 12:00 Midnight, Eastern Time, on the expiration date will be treated by us as your final election with respect to the offer.

The delivery of election forms, notices of withdrawal and any other required documents are at the sole risk of the option holder. Delivery will be deemed made only when actually received by us. No late deliveries will be accepted.

You may not rescind any withdrawal or any change of your election, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3 of this offer to exchange.

Neither we nor any other person is obligated to give you notice of any defects or irregularities in any notice of withdrawal or election forms, nor will anyone incur any liability for failure to give you any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.    ACCEPTANCE OF ELIGIBLE OPTION GRANTS FOR EXCHANGE AND CANCELLATION AND ISSUANCE OF NEW OPTIONS.

On the terms and subject to the conditions of this offer, we currently expect that on the expiration date, we will accept the eligible options for exchange and cancel all eligible options properly exchanged and not validly withdrawn before the expiration date in accordance with this offer. The new options will be granted on March 3, 2003, or at a later date if the offer is extended, and will have an exercise price equal to the closing price of our Class A common stock as reported on Nasdaq on the grant date, with vesting of the new options carrying over from each respective eligible option that is exchanged.

The number of shares subject to your new option will equal the number of shares subject to each eligible option that you exchange plus any options granted in the six-month period prior to the commencement date that are canceled because of your election to exchange eligible options. The number of shares subject to the new options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the grant date. A listing of all of your eligible options and the options granted in the six-month period prior to the commencement date can be viewed online by accessing your ASTStockPlan stock option account at http://www.aststockplan.com or by contacting Multilink Stock Administration at investors@mltc.com and requesting a personnel option status report. If you are not employed by us or one of our subsidiaries (including a leave of absence) on the expiration date, then you are not eligible to participate in this offer. If you are an employee of ours or one of our subsidiaries (including a leave of absence) as of the expiration date but are not employed continuously by us or one of our subsidiaries (including a leave of absence) through the grant date, you will not be eligible to receive new options.

We intend to continue to review the option grants of all employees from time to time as part of our normal compensation program. As a result of this review, we may decide to grant you additional options. If we accept and cancel the options you tender in connection with the offer, however, the grant date and the pricing of any additional options that we may decide to grant to you will be deferred until a date that is at least six months and one day from the cancellation of the tendered options accepted for exchange. We have determined that it is necessary for us to defer the grant date and pricing of any such additional options to avoid incurring additional compensation expense against our earnings because of accounting rules that would apply to these interim option grants as a result of the offer.

We will notify you as promptly as practicable if we reject your election to exchange your eligible options. After you deliver an election form, you will receive an email confirmation that will confirm your election. Similarly, after you deliver a notice of withdrawal, you will receive an email confirmation that will confirm your election to withdraw your eligible options from the offer.

6.    CONDITIONS OF THE OFFER.

We will not be required to accept any eligible options that you elect to exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any eligible options that you elect to exchange, in each case at any time on or before the expiration date, if we determine that any of the following events has occurred and, in our reasonable judgment, such event makes it inadvisable for us to proceed with the offer or to accept and cancel eligible options that you elect to exchange:

•	any change or changes occur in the applicable accounting rules that cause the offer to subject us to adverse accounting treatment.

•
any action or proceeding is threatened, pending or taken, or any approval is withheld, by any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the eligible options, the issuance of new options, or otherwise relates to the offer or that, in our reasonable judgment, could materially and adversely affect our business, condition

(financial or otherwise), income, operations or prospects or materially impair the benefits we believe we will receive from the offer;

•
any action or proceeding is threatened, pending or taken, or any approval is withheld, by any court, authority, agency, tribunal that, in our reasonable judgment, would or might directly or indirectly:

(a)
make it illegal for us to accept some or all of the eligible options or to issue some or all of the new options or otherwise restrict or prohibit consummation of the offer or otherwise relates to the offer;

(b)	delay or restrict our ability, or render us unable, to accept the eligible options for exchange and cancellation or to issue new options for some or all of the exchanged eligible options;

(c)	materially impair the benefits we believe we will receive from the offer; or

(d)	materially and adversely affect our business, condition (financial or other), income, operations or prospects.

•	there is:

(a)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(b)	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory; or

(c)
any decline of the Dow Jones Industrial Average, the Nasdaq National Market or the Standard and Poor’s Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on June 24, 2002.

•	another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

(a)
any person, entity or group, within the meaning of Section 13(d)(3) of the Securities Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the expiration date;

(b)
any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before the expiration date has acquired or proposed to acquire beneficial ownership of an additional 1% or more of the outstanding shares of our Common Stock; or

(c)
any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement that it intends to acquire us or any of our assets or securities.

•	any change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us.

The conditions to the offer are for our benefit. We may assert them in our discretion before the expiration date and we may waive them at any time and from time to time before the expiration date, whether or not we waive any other condition to the offer.

Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

Additionally, we are required by applicable tax laws to retain the right to choose whether or not to accept your eligible options for exchange. Accordingly, your eligible options (and the related stock option agreements) will be automatically canceled if, and only if, we accept your eligible options for exchange, provided that such eligible options are properly and timely exchanged and are not validly withdrawn.

Also, if your employment with us or one of our subsidiaries terminates, whether voluntarily, involuntarily or for any other reason (including death), before your new options are granted, you will not receive any new options or have a right to any stock options that were previously canceled. If your employment with us is terminated as part of any announced reduction in force, you will fall within this category. THEREFORE, IF YOU ARE NOT EMPLOYED BY US OR ONE OF OUR SUBSIDIARIES (INCLUDING A LEAVE OF ABSENCE) FROM THE EXPIRATION DATE THROUGH THE NEW OPTION GRANT DATE, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR ELIGIBLE OPTION GRANTS THAT HAVE BEEN ACCEPTED FOR EXCHANGE AND CANCELED. IF YOU ARE AN EMPLOYEE RESIDING IN THE UNITED STATES, THEN YOUR EMPLOYMENT WITH US IS “AT-WILL” AND MAY BE TERMINATED BY US OR BY YOU AT ANY TIME, INCLUDING PRIOR TO THE NEW OPTION GRANT DATE, FOR ANY REASON, WITH OR WITHOUT CAUSE.

7.    PRICE RANGE OF CLASS A COMMON STOCK.

The eligible options to be exchanged pursuant to this offer are not publicly traded. However, upon exercise of an eligible option that we grant, the option holder will become an owner of our Class A common stock. Our Class A common stock is quoted on Nasdaq under the symbol “MLTC.” The following table shows, for the periods indicated, the high and low sales prices per share of our Class A common stock as reported on Nasdaq.

Quarter Ended	High	Low
Fiscal Year 2002
March 31, 2002	$7.10	$1.88
Fiscal Year 2001
December 31, 2001	$8.33	$3.20
September 30, 2001	$18.40	$4.31
June 30, 2001(1)	$14.74	$9.32

(1)	For the period from June 21, 2001 to June 30, 2001.

As of July 15, 2002, the last reported sale price of our Class A common stock, as reported by Nasdaq, was $0.46 per share.

There is no assurance that the new options will have a lower exercise price than the eligible options. We recommend that you obtain current market quotations for our Class A common stock before deciding whether to elect to exchange your eligible options.

8.    SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

The following description summarizes the material terms of our 2000 Incentive Stock Plan and options granted under that plan. This description is only a summary and is not complete. We recommend that you review each of our 2000 Incentive Stock Plan and the new option agreement that have been filed with the Securities and Exchange Commission as exhibits to the Tender Offer Statement on Schedule TO. The terms and conditions of the option plans are also summarized in the prospectus relating to each plan prepared by us and previously distributed to you. You may also contact us at Stock Administration, 300 Atrium Drive, Somerset, NJ 08873 or call (732) 537-3771 to request copies of the option plan, the form of the new option agreement, or the prospectus relating to each plan, each of which will be provided at our expense.

Consideration:    We will grant new options exercisable for Class A common stock under our 2000 Stock Incentive Plan in exchange for outstanding eligible options properly tendered and accepted for exchange by us. The number of shares subject to your new options will equal the number of shares subject to each eligible option that you exchange. The number of shares subject to the new options will be adjusted for any stock splits, stock dividends, recapitalizations or similar transactions that may occur between the expiration date and the grant date. If we receive and accept the exchange of all eligible options, we will grant new options to purchase a total of 18,298,144 shares of our Class A common stock. As of July 15, 2002, there were approximately 49,884,000 shares of our Class A common stock and 26,000,000 of our Class B common stock outstanding. The Class A common stock issuable upon exercise of the new options would equal approximately 37.7% of the total shares of our Class A common stock outstanding as of July 15, 2002. The principal difference between the Class A and the Class B common stock is that the Class A common stock has one vote per share and the Class B common stock has ten votes per share. Only the options for the Class A common stock are subject to the offer to exchange. The grant of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options, other stock rights or any right of continued employment.

Terms of New Options:

The new options will be granted under our 2000 Stock Incentive Plan and a new option agreement between us and each option holder who has tendered options in the offer. The new option agreement will be substantially the same as the form of option agreement attached as exhibit (d)(4) to the Tender Offer Statement on Schedule TO that we filed with the Securities and Exchange Commission on June 24, 2002, and amended on July 19, 2002. You must execute the new option agreement before receiving new options.

Each new option will vest at the same rate and over the same period of time as the canceled option that it replaced, and each new option will have the same term as, and expire no later than, the eligible option that it replaced. If, however, you are a non-exempt employee, you will not be able to exercise your new options for at least six months after the grant date. If you are a non-exempt employee and your service terminates (other than by reason of your death or disability, as defined in our 2000 Stock Incentive Plan) during the six-month period following the grant date then you may exercise your vested new options at any time during the three month period beginning on the day that is six months and one day after the grant date.

You should also be aware that because we will not grant new options until at least six months and one day after the date we cancel the options accepted for exchange, the new options that you receive in the offer may have a higher exercise price than some or all of your tendered options accepted for exchange by us.

Terms of 2000 Stock Incentive Plan

Introduction and Eligibility.    Our 2000 Stock Incentive Plan was adopted by our board of directors in August 2000 and amended in January 2001, February 2001 and December 2001. The individuals eligible to participate in our 2000 Stock Incentive Plan include our officers and other employees, our board members and any consultants we hire.

Administration.    Our compensation committee administers the discretionary option grant program. This committee determines which eligible individuals are to receive option grants under that program, the time or times when the grants are to be made, the number of shares subject to each grant, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding.

Program Features.    There are a number of programs available under our 2000 Stock Incentive Plan. The only one applicable to the offer to exchange is the discretionary option grant program. Our discretionary option grant program, pursuant to which the new options will be issued, includes the following features:

•
The exercise price for any options granted under our 2000 Stock Incentive Plan may be paid in cash or in shares of our Class A common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the option holder.

•
The compensation committee has the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our 1998 Stock Option Plan and 1999 Stock Option Plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our Class A common stock on the new grant date.

•
Change in Control.    Our discretionary option grant program includes the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

—In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program that is not to be assumed, or otherwise compensated for, by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest. Except to the extent as limited by the plan administrator, our repurchase rights with respect to those shares are to be assigned to the successor corporation.

—The compensation committee has complete discretion to grant one or more options that will become exercisable for all the option shares in the event those options are assumed in the acquisition but the option holder’s service with us or the acquiring entity is subsequently terminated. Under the terms of the standard form stock option agreement, in the event that an optionee is involuntarily terminated within 18 months following a change in control, the options automatically accelerate so that the options immediately vest in full and become immediately exercisable.

•	Our Board may amend or modify our 2000 Stock Incentive Plan at any time, subject to any required shareholder approval.

9.    INFORMATION ABOUT US.

Overview

Multilink Technology Corporation was incorporated and commenced operations in California in 1994. Our principal executive offices are located at 300 Atrium Drive, Somerset, NJ 08873, and our telephone number is (732) 537-3700. Our web site is located at www.mltc.com. The information on our web site is not a part of this offer.

We design, develop and market advanced integrated circuits, modules and higher-level assemblies that enable next generation optical networking systems. Our products address the markets for DWDM and SONET/SDH optical networking equipment. We focus exclusively on the fastest commercially available speeds of OC-192, or 10 gigabits per second, or higher and are in the early stages of developing products that are designed to address future systems that may operate at speeds of OC-768, or 40 gigabits per second or higher. We seek to be first to develop innovative products with system functions that allow communications equipment manufacturers to rapidly build and deliver high performance fiber optic systems ahead of their competitors. We work closely with our customers to design and deliver integrated product solutions utilizing our semiconductor, circuit design and systems level expertise. We sell our products to leading and emerging communications equipment manufacturers that develop high-speed optical networking systems. Our customers include Alcatel, Ciena, Cisco, JDS Uniphase, Lucent, Marconi, Nortel, ONI, Sycamore and Tyco.

Selected Financial Data

Set forth below is a selected summary of our financial information. The financial data as of December 31, 2001 and for the years ended December 31, 2001 and 2000 are derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001. The financial data as of March 31, 2002 and for the three months ended March 31, 2002 and 2001 is derived from our unaudited, condensed consolidated financial statements for the quarter ended March 31, 2002. This financial data should be read together with the Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, which we incorporate herein by reference. See Section 16 “Additional Information” for instructions on how you can obtain copies of our filings with the Securities and Exchange Commission, including our filings that contain our financial statements.

	Year ended December 31,		Three months ended March 31,
	2000	2001	2001	2002
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net Revenues	$72,721	$130,468	$31,068	$10,091
Cost of Revenues:
Product	27,048	48,574	11,349	5,445
Inventory write down and related charges	—	8,788	4,895	—
Deferred stock compensation	834	2,051	477	564
Total cost of revenues	27,882	59,413	16,721	6,009
Gross profit	44,839	71,055	14,347	4,082
Operating expenses:
Research and development(1)	24,624	54,741	12,536	12,789
Research and development—warrant issuance	6,375	—	—	—
Sales and marketing(1)	7,130	17,387	3,527	3,932
General and administrative(1)	7,611	11,795	2,946	2,398
Deferred stock compensation	6,076	9,895	2,580	2,213
Total operating expenses	51,816	93,818	21,589	21,332
Operating loss	(6,977)	(22,763)	(7,242)	(17,250)
Other income and expenses, net	1,561	953	115	391
Loss before benefit for income taxes	(5,416)	(21,810)	(7,127)	(16,859)
Benefit for income taxes	(1,748)	(9,446)	(2,676)	(6,368)
Net loss	$(3,668)	$(12,364)	$(4,451)	$(10,491)
Net loss per share basic and diluted	$(0.34)	$(0.25)	$(0.15)	$(0.15)
Weighted average shares of common stock basic and diluted	30,000	49,989	30,060	70,704

	As of
	December 31, 2001	March 31, 2002
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$92,682	$91,247
Working capital	98,531	81,865
Total assets	187,053	184,315
Long-term obligations, net of current	1,673	5,525
Total shareholders’ equity	152,160	145,754

(1)	For presentation purposes, the functional line items exclude stock-based compensation as follows (in thousands):

	Year ended December 31,		Three months ended March 31,
	2000	2001	2001	2002
	(in thousands)
Research and development	$2,824	$5,287	$1,380	$1,363
Sales and marketing	537	2,021	422	271
General and administrative	2,715	2,587	778	579
Total	$6,076	$9,895	$2,580	$2,213

10.    INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS  INVOLVING ELIGIBLE OPTIONS.

A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of July 15, 2002, our executive officers and non-employee directors (10 persons) as a group held options outstanding under our option plans to purchase a total of 15,286,667 shares of our Class A common stock. This covered approximately 39.4% of the shares subject to all options outstanding under our option plans. In addition, as of July 15, 2002, our executive officers and non-employee directors as a group held eligible options to purchase a total of 2,861,667 shares of our Class A common stock. This covered approximately 15.6% of the shares subject to all eligible options. All of the eligible options held by executive officers and members of our board of directors are eligible to be exchanged in this offer.

As of July 15, 2002 five of our directors and executive officers held options with an exercise price per share of $1.35 or more. Except as set forth below, no other director or officer owns any eligible options:

Name	Position	Eligible Options	Exercise Price	Grant Date	% of Total Eligible Options*
James M. Schneider	Director	150,000	$7.05	9/19/2001	0.8%
		75,000	$2.50	2/22/2002	0.4%
Edward J. Zander	Director	91,667	$5.75	10/25/2000	0.5%
		75,000	$2.50	2/22/2002	0.4%
Eric M. Pillmore	Senior Vice President of	970,000	$2.50	7/17/2000	5.3%
	Finance, Chief Financial
	Officer and Secretary
Ronald M. Krisanda	Senior Vice President	400,000	$5.75	11/27/2000	2.2%
	of Operations	200,000	$5.75	2/28/2001	1.1%
		150,000	$0.86	5/6/2002	0.8%
Joseph R. Cole	Vice President of	350,000	$5.75	2/28/2001	1.9%
	Worldwide Sales	400,000	$0.86	5/6/2002	2.2%

*
The total number of eligible options is 18,298,144, which includes (a) all options granted to directors or employees that have an exercise price per share of $1.35 or more, and (b) all option granted within the six month period preceding the commencement date to such directors or employees even if the exercise price of those options is less than $1.35.

In the 60 days prior to and including June 24, 2002, our directors and executive officers were involved in the following transactions related to options to purchase our common stock: On May 6, 2002, Mr. Joseph R. Cole, Vice President of Worldwide Sales and Mr. Ronald M. Krisanda, Senior Vice President of Operations, received options to purchase 400,000 shares and 150,000 shares, respectively of Class A common stock at an exercise price of $0.86 per share under our 2000 Stock Incentive Plan.

Except as otherwise described above, neither we, nor, to the best of our knowledge, any member of our board of directors or any of our executive officers or those of our subsidiaries, nor any affiliates of ours, engaged in transactions involving eligible options during the past 60 days.

Pursuant to a voting trust agreement entered into on March 8, 1999 between us, our chief executive officer Dr. Richard N. Nottenburg and our executive vice president Dr. Jens Albers, Dr. Nottenburg is the trustee and has sole voting power over 8,480,000 shares of Class B common stock owned by Dr. Albers.

On March 31, 2000, we entered into an investors’ rights agreement with certain of our shareholders pursuant to which we granted registration rights with respect to an aggregate of 32,116,400 shares of Class A common stock.

•
Except as otherwise described above, neither we nor, to our knowledge, any of our executive officers or members of our board of directors are a party to any agreement, arrangement or understanding with respect to any of our securities, including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements (other than loan agreements containing standard default and similar provisions regarding pledged shares of common stock), puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

11.    STATUS OF ELIGIBLE OPTION GRANTS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

Options we acquire pursuant to the offer will be canceled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of options under the 2000 Stock Incentive Plan and for issuance upon the exercise of such options. Once your options have been canceled, you will no longer have any rights under those options. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law or the rules of Nasdaq or any other securities quotation system or any stock exchange on which our Class A common stock is then quoted or listed.

Many of our option holders hold options with exercise prices significantly higher than the current market price of our Class A common stock. We believe it is in our best interest to offer these option holders an opportunity to more effectively participate in the potential growth in our stock price. We could accomplish this goal by repricing some existing options, which would enable option holders to immediately receive new options with a lower exercise price. However, the repriced options would be subject to variable accounting, which could require us to record additional compensation expense each quarter until the repriced options were exercised, canceled or expired.

We believe that we can accomplish our goals of providing option holders with the benefit of choosing whether they want to receive options that over time may have greater potential to increase in value than the eligible options held by the option holders, without incurring additional current or future compensation expense because:

•
we will not grant any new options until a day that is at least six months and one day after the date that we accept and cancel eligible options (including option grants issued in the six-month period prior to the commencement date that will be exchanged because of your election to exchange eligible options) tendered for exchange;

•
the exercise price of new options will be the closing price of our Class A common stock as reported on Nasdaq on the grant date, which is expected to be March 3, 2003, or a later date if we extend the offer date;

•
we will require any option holder who tenders any eligible options in the offer to tender all options that he or she received during the six-month period prior to the commencement date which, based on a commencement date of June 24, 2002, includes all options granted on or after December 24, 2001 (even if the exercise price of such options is less than $1.35 per share); and

•	in order to avoid any potential compensation expense, we will not grant any options to an option holder who tendered eligible options in the offer until the grant date.

Eligible options (including option grants issued in the six-month period prior to the commencement date that will be exchanged because of your election to cancel eligible options) that have been granted under our option plans and that we acquire in connection with the offer will be canceled and the shares of Class A common stock that may be purchased under those eligible options granted pursuant to our option plans will be returned to the pool of shares available for grants of new awards or options under the 2000 Stock Incentive Plan without further stockholder action, except as required by applicable law or Nasdaq rules or any other securities quotation system or any stock exchange on which our Class A common stock is then quoted or listed.

12.    LEGAL MATTERS; REGULATORY APPROVALS.

We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition or ownership of the eligible options as described in the offer to exchange. If any other approval or action should be required, we presently intend to seek such approval or take such action. This could require us to delay the acceptance of any eligible options that you elect to exchange. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the offer to accept exchanged eligible options and to issue new options is subject to conditions, including the conditions described in Section 6 of this offer to exchange.

13.    MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

The following is a general summary of the material U.S. federal income tax consequences of the exchange of eligible options under the offer. This discussion is based on the Internal Revenue Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which may change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders. In addition, this discussion does not address any aspect of foreign, state or local income taxation or any other form of taxation that may be applicable to an option holder. If you are an employee residing outside the United States, the discussion in this Section 13 generally will not apply to you. Please see Schedule B for more details regarding the tax treatment of the exchange in your country. We recommend that you consult your own tax advisor with respect to the federal, state, local and foreign tax consequences of participating in the offer to exchange.

We believe that the exchange will be treated as a non-taxable exchange. If you exchange outstanding incentive or nonqualified stock options for new options, you will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange.

At the grant date of the new options, you will also not be required to recognize additional income for U.S. federal income tax purposes. The grant of new options is not recognized as taxable income in the United States.

U.S. Federal Income Tax Consequences of Incentive Stock Options.    You will not be subject to any current U.S. income tax if you elect to exchange your incentive stock options in exchange for new options. If you exchange your incentive stock options and we accept your incentive stock options, any new options you are granted will not qualify as incentive stock options and will be treated as nonqualified stock options. Accordingly, you will be subject to different tax treatment than if you held incentive stock options. You should refer to the discussion below under “U.S. Federal Income Tax Consequences of Nonqualified Stock Options” for a general discussion of the U.S. federal income tax treatment of your new options.

We do not believe that our offer to you will change any of the terms of your eligible options if you do not accept the offer. However, if you choose not to accept this offer, it is possible that the U.S. Internal Revenue Service could decide that the right to exchange your incentive stock options under this offer is a modification of your incentive stock options. A successful assertion by the U.S. Internal Revenue Service that your incentive stock options are modified could extend the holding period of the incentive stock options to qualify for favorable tax treatment and cause a portion of your incentive stock options to be treated as nonqualified stock options.

Under current U.S. law, you should not have realized taxable income when the incentive stock options were granted to you under our option plans. In addition, you generally will not realize taxable income when you exercise an incentive stock option. However, your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares you may purchase under the incentive stock option (which is generally determined as of the date you exercise the option) exceeds the aggregate exercise price of the incentive stock option. In addition, under proposed regulations issued in 2001, the U.S. Internal Revenue Service stated that it intended to require FICA and Medicare tax withholding upon the exercise of an incentive stock option on or after January 1, 2003. However, in a recently issued notice, the Internal Revenue Service stated that it anticipates it will not require such withholding on the exercise of an incentive stock option that occurs before January 1 of the year following the second anniversary of the publication of final guidance requiring such withholding. Except in certain circumstances that are described in our option plans and in your option agreement, such as your death or disability, if an option is exercised more than three months after your employment is terminated, the option will not be treated as an incentive stock option and is subject to taxation under the rules applicable to nonqualified stock options that are discussed below.

If you sell Class A common stock that you acquired by exercising an incentive stock option, the tax consequences of the sale depend on whether the disposition is qualifying or disqualifying. The disposition of the common stock is qualifying if it is made after the later of: (a) more than two years from the date the incentive stock option was granted or (b) more than one year after the date the incentive stock option was exercised.

If the disposition of the Class A common stock you received when you exercised incentive stock options is qualifying, any excess of the sale price over the exercise price of the option will be treated as long-term capital gain taxable to you at the time of the sale. If the disposition is not qualifying, which we is known as a disqualifying disposition, then the lesser of (a) the excess of the fair market value of the Class A common stock on the date the option was exercised over the exercise price, or (b) subject to certain exceptions, the excess of the sales proceeds over the exercise price, will be taxable ordinary income to you at the time of the sale. The remaining amount of the gain, if any, in excess of the ordinary income amount will be long term capital gain or short-term capital gain, depending on whether or not the common stock was sold more than one year after the option was exercised.

If you pay the exercise price of an incentive stock option by returning shares of Class A common stock with a fair market value equal to part or all of the exercise price, the exchange of shares will generally not be treated as a taxable sale of the returned shares. However, if you acquired the shares being returned when you exercised an incentive stock option and have not satisfied the special holding period requirements summarized above, the return of the shares will be treated as a disqualifying disposition of those shares and the tax consequences described in the preceding paragraph will apply. The tax basis of the shares of Class A common stock returned to pay the exercise price will be transferred to an equal number of shares of Class A common stock received upon the exercise of the option and the holding period for such new shares will include the holding period of the returned shares. The remaining shares you acquire on the exercise of the option at that time will have a tax basis equal to the amount of cash, if any, that you pay to exercise the option; however, if you do not pay any amount to exercise the option other than the returned shares, such remaining shares will have a tax basis of zero. Your holding period for such remaining shares will begin on the date the option is exercised. The difference between the aggregate exercise price and the aggregate fair market value of the common stock you receive when you exercise the option will be treated for U.S. tax purposes as if you had paid the exercise price for the incentive stock option in cash.

If you sell common stock you received when you exercised an incentive stock option in a qualifying disposition, we will not be entitled to a deduction equal to the gain you realize when you completed that sale. However, if you sell, in a disqualifying disposition, common stock you received when you exercised an incentive stock option, subject to certain limitations, we will be entitled to a deduction equal to the amount of compensation income taxable to you if we comply with applicable tax reporting requirements.

U.S. Federal Income Tax Consequences of Nonqualified Stock Options.    Under current U.S. law, you will not realize taxable income upon the grant of nonqualified stock options under our option plans. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you and, if you are an employee, then you will be subject to withholding of income and U.S. employment taxes at that time.

Subject to certain limitations, we will be entitled to a deduction equal to the amount of compensation income taxable to you if we comply with applicable tax reporting requirements.

If you pay the exercise price of a nonqualified stock option by returning shares of Class A common stock with a fair market value equal to part of all of the exercise price, the exchange of shares generally will not be treated as a taxable sale of the returned shares. However, if you acquired the shares being returned upon the exercise of an incentive stock option and have not satisfied the special holding period requirements described above under the heading “U.S. Federal Income Taxes Consequences of Incentive Stock Options”, the return of the shares will be treated as a disqualifying disposition of the those shares and the tax consequences described above for disqualifying dispositions of shares acquired under incentive stock options will apply. The tax basis of the shares of Class A common stock returned to pay the exercise price will be transferred to an equal number of shares of Class A common stock received upon the exercise of the option and the holding period for such new shares will include the holding period of the returned shares. The remaining shares you acquire on the exercise of the option at that time will have a tax basis equal to the sum of the amount of cash, if any, that you pay to exercise the option, plus the amount of ordinary income you recognize on the exercise of the option (as described in the last sentence of this paragraph); however, if you do not pay any amount to exercise the option other than the returned shares, such remaining shares will have a tax basis of zero. Your holding period for such remaining shares will begin on the date the option is exercised. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if you had paid the exercise price in cash.

The subsequent sale of the shares acquired pursuant to the exercise of a nonqualified stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized at the time of exercise. These capital gains or losses will be treated as long term capital gains or losses if you held the shares for more than one year following exercise of the option.

14.    EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.

We may at any time, and from time to time, extend the period of time during which the offer is open and delay accepting any eligible options tendered for exchange by announcing the extension and/or giving oral or written notice of the extension to the option holders.

Prior to the expiration date, we may postpone accepting and canceling any eligible options or terminate or amend the offer if any of the conditions specified in Section 6 of this offer to exchange occur. In order to postpone accepting or canceling, we must announce the postponement and give oral or written notice of the postponement to the option holders. Our right to delay accepting and canceling eligible options may be limited by Rule 13e-4(f)(5) under the Securities Exchange Act, which requires that we pay the consideration offered or return the surrendered options promptly after we terminate or withdraw the offer.

As long as we comply with any applicable laws, we may amend the offer to exchange in any way, including decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of eligible options to be exchanged or surrendered in the offer.

We may amend the offer to exchange at any time by announcing an amendment. If we extend the length of time during which the offer is open, notice of the amendment must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced expiration date. Any announcement relating to the offer will be sent promptly to option holders in a manner reasonably designed to inform option holders of the change. If we materially change the terms of the offer to exchange or the information about the offer, or if we waive a material condition of the offer, we may extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Securities Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of the offer to exchange or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. We will publish a notice if we decide to take any of the following actions:

•	increase or decrease what we will give you in exchange for your eligible options; or

•	increase or decrease the number of eligible options to be exchanged in the offer.

If the offer is scheduled to expire within ten (10) business days from the date we notify you of such an increase or decrease, we intend to extend the offer for a period of ten business days after the date the notice is published.

15.    FEES AND EXPENSES.

We will not pay any fees or commissions to any broker, dealer or other person asking holders of eligible options to exchange such eligible options pursuant to this offer.

16.    ADDITIONAL INFORMATION.

With respect to the offer, we have filed a Tender Offer Statement on Schedule TO with the SEC, of which this offer to exchange is a part. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, before making a decision on whether to tender your options. We recommend that you review the following materials that we have filed with the SEC before making a decision on whether to exchange your options:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC on March 22, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed with the SEC on May 14, 2002; and,

•
the description of our Class A common stock contained in our Registration Statement on Form S-1 declared effective by the SEC on June 19, 2001, including any amendments or reports filed for the purpose of updating such description.

These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	500 West Madison Street Suite 1400 Chicago, Illinois 60661

You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at http://www.sec.gov.

Our Class A common stock is quoted on the Nasdaq National Market under the symbol “MLTC”, and our SEC filings can be read at the following Nasdaq address:

Nasdaq Operations
1735 K Street, N.W.
Washington, D.C. 20006

We will also provide without charge to each holder of eligible options, upon their written or oral request, a copy of this offer to exchange or any or all of the documents to which we have referred you, other than exhibits to those documents (unless the exhibits are specifically incorporated by reference into the documents). Requests should be directed to:

Multilink Technology Corporation
Investor Relations
300 Atrium Drive, 2nd Floor
Somerset, NJ 08873
Telephone: (732) 537-3771

As you read the documents listed in this Section 16, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document.

The information about us contained in this offer to exchange should be read together with the information contained in the documents to which we have referred you.

17.    FORWARD-LOOKING STATEMENTS; MISCELLANEOUS.

This offer to exchange and our SEC reports referred to above include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. However, the safe harbors of Section 27A of the Securities Act and 21E of the Securities Exchange Act do not apply to statements made in connection with this offer. These forward-looking statements involve risks and uncertainties, including those described in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002. We encourage you to review the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 before you decide whether to participate in the offer.

If at any time we become aware of any jurisdiction where the making of this offer violates the law, we will make a good faith effort to comply with the law. If we cannot comply with the law, the offer will not be made to, nor will exchanges be accepted from or on behalf of, the option holders residing in that jurisdiction.

Our board of directors recognizes that the decision to accept or reject this offer is an individual one that should be based on a variety of factors and you should consult your personal advisors if you have questions about your financial or tax situation. The information about this offer from us is limited to this document and the related election form.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR OPTIONS PURSUANT TO THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT, THE ATTACHED SUMMARY TERM SHEET AND QUESTIONS AND ANSWERS AND THE TENDER OFFER STATEMENT ON SCHEDULE TO. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

SCHEDULE A

INFORMATION ABOUT OUR DIRECTORS AND
EXECUTIVE OFFICERS

Our directors and executive officers and their positions and offices as of June 24, 2002, are set forth in the following table:

Name	Age	Position and Office Held
Richard N. Nottenburg, Ph.D.	48	President, Chief Executive Officer and Co-Chairman
Jens Albers, Ph.D.	38	Executive Vice President and Co-Chairman
Stephen R. Forrest, Ph.D.	51	Director
G. Bradford Jones	47	Director
James M. Schneider	49	Director
John Walecka	42	Director
Edward J. Zander	55	Director
Eric M. Pillmore	48	Senior Vice President of Finance, Chief Financial Officer and Secretary
Ronald M. Krisanda	40	Senior Vice President of Operations
Joseph R. Cole	38	Vice President of Worldwide Sales

The address of each director and executive officer is Multilink Technology Corporation, 300 Atrium Drive, Somerset, NJ 08873.

SCHEDULE B

ADDENDA FOR EMPLOYEES RESIDING OUTSIDE THE U.S.

We believe that you will not be subject to additional tax solely by virtue of your participation in the offer and your tender of eligible options for new options. However, the tax legislation in most of the countries outside of the United States does not specifically address the tax consequences of the tender of eligible options for new options. Consequently, although it appears that you will not be subject to any additional tax liability if you participate in the offer, we cannot be certain of this result. It is possible that you may be subject to tax on the value of the new options upon grant or on some other basis or that you may lose the ability to claim preferential tax treatment in connection with your new options. We therefore strongly recommend that you consult with your tax advisor as to the tax consequences of participating in the offer.

If you are eligible for this offer because you are an employee of Multilink or one of our subsidiaries living or working in the United States, Germany, Italy, Lithuania, or the United Kingdom but are also subject to the tax laws in another country, you should be aware that there may be other tax and social insurance consequences which may apply to you. You should be certain to consult your own tax advisors to discuss these consequences.

ADDENDUM FOR EMPLOYEES IN GERMANY

Tax Information

The following is a general summary of the material tax consequences of the exchange of your eligible option grants and the grant of new replacement options under the offer for tax residents in Germany. This discussion is based on German tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. The information may be out of date at the time you exercise your new replacement options. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of award holders. We advise all option holders considering replacing their eligible options to meet with their own tax advisors. If you are a citizen or resident of another country, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

Option Replacement

Taxation Upon Exchange

You should not have any tax liability in connection with the tender of your eligible options for the new replacement options, although you should note that there is no clear guidance in German legislation or from the German tax authorities on this issue.

Grant of Replacement Options

You will not be subject to tax at the time the new options are granted to you.

Exercise of Replacement Options

When you exercise your new options, you will be subject to ordinary income tax on the difference (or “spread”) between the fair market value of the shares on the date of exercise and the exercise price. The spread may also be subject to social insurance contributions if and to the extent your income in the month during which you exercise your new options is below the relevant social security contribution limits.

Sale of Shares

Any additional gain from the subsequent sale of the shares acquired as a result of the exercise of new options is not taxable provided the following conditions are satisfied:

(1)	you have owned the shares for more than twelve months;

(2)	you have not, within the last five years, held more than 1% of our stated capital; and

(3)	the shares are not held as a business asset.

If the above conditions have not been satisfied, you are liable to pay capital gains tax at the time of sale on 50% of the gain realized upon sale. The taxable gain is the difference between what you receive from the sale and your adjusted cost base. Your adjusted cost base is the sum of the exercise price and the spread on which you already paid tax at the time of exercise. If you sell the shares within twelve months of exercise and all your short-term capital gains are below EURO 512, then the amount is tax-free. If the capital gains exceed EURO 512, however, no allowance will be granted at all.

Dividends

If you exercise your new options and purchase shares, you may be entitled to receive dividends. Any dividends paid on our stock will be subject to tax in Germany and withholding tax in the United States. However, only 50% of the value of the dividend distributed is subject to tax in Germany. You must report such dividends on your annual tax return. You can deduct 100% of the U.S. federal withholding tax withheld on your German tax return.

Withholding and Reporting

As required by law, we will withhold income tax and any applicable social insurance contributions from your wages at the time your new options are exercised. You will be responsible for paying any difference between the actual tax liability and the amount withheld. You are also responsible for reporting any benefits received from your new options or taxable gain from the sale of your shares acquired as a result of exercising your new options on your annual tax return.

Exchange Control Information

You must report cross-border payments in excess of EURO 12,500 monthly (approximately US$11,800 as of the date of the offer). This reporting is normally accomplished through the German bank involved in the transaction, but you are responsible for making sure the report is filed. In addition, you must report any receivables or payables or debts in foreign currency exceeding an amount of EURO 5,000,000 (approximately US$4,720,000 as of the date of the offer) on a monthly basis.

Please consult a tax advisor to determine the tax considerations and tax consequences relevant to your participation in the offer.

ADDENDUM FOR EMPLOYEES IN ITALY

Tax Information

The following is a general summary of the material tax consequences of the exchange of your eligible option grants and the grant of new replacement options under the offer for tax residents in Italy. This discussion is based on Italian tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. The information may be out of date at the time you exercise your new replacement options. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of award holders. We advise all option holders considering replacing their eligible options to meet with their own tax advisors. If you are a citizen or resident of another country, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

Option Replacement

Taxation Upon Exchange

You should not have any tax liability in connection with the tender of your eligible options in exchange for the grant of new options.

Grant of New Options

You will not be subject to tax when the new replacement options are granted to you.

Exercise of New Options

You will not be subject to income tax or social security at the time you exercise your new options if:

(1)
Your exercise price is not less than the “normal value” of the shares on the date of grant. “Normal value” is defined as the average closing price of Multilink shares, as listed on the Nasdaq, during the month preceding the date of option grant (e.g., for options granted on March 3, the period for determining the normal value is from February 3-March 3), and

(2)	Your total holding does not exceed 10% of the votes in the general meeting or the share capital.

If one or both of the above conditions are not satisfied, then you will be subject to income tax and social security at the time you exercise your new options on the difference between the normal value of the shares at the date of exercise and your exercise price.

Sale of Shares

When you sell your shares acquired upon exercise of your new options, you will be subject to capital gains tax on the sale proceeds less the exercise price to the extent that the difference was not already taxed at exercise.

Dividends

If you acquire shares upon exercise, you may be entitled to receive dividends. Any dividends paid on our stock will be subject to income tax in Italy and withholding tax in the U.S. You may be entitled to a foreign tax credit for United States federal tax withheld at source.

Withholding and Reporting

If you are subject to tax at exercise, we are required to withholding income tax and any social security contributions. You will be responsible for paying any taxes owed as a result of the sale of the shares or the receipt of any dividends. You must report any capital gain and any dividends you receive on your annual tax return.

Please consult a tax advisor to determine the tax considerations and tax consequences relevant to your participation in the offer.

ADDENDUM FOR EMPLOYEES IN LITHUANIA

Tax Information

The following is a general summary of the material tax consequences of the exchange of your eligible option grants and the grant of new replacement options under the offer for tax residents in Lithuania. This discussion is based on Lithuanian tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. The information may be out of date at the time you exercise your new replacement options or sell the shares you acquire upon exercise. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. We advise all option holders considering replacing their eligible options to meet with their own tax advisors. If you are a citizen or resident of another country, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

Option Replacement

Taxation Upon Exchange

You will not be subject to tax in connection with the tender of your eligible options in exchange for the grant of new options.

Grant of New Options

You will not be subject to tax at the time the new replacement options are granted to you.

Exercise of Replacement Options

You will not be subject to tax when you exercise your new options.

Sale of Shares

You will not be subject to tax at the time you sell your shares acquired upon the exercise of your new options.

Dividends

If you exercise your new options and purchase shares, you may be entitled to receive dividends. Any dividends paid on the stock will be subject to tax in Lithuania and withholding tax in the U.S. You are entitled to credit U.S. withholding tax paid on the dividends against your Lithuanian tax liability, provided you have evidence of the US tax having been paid.

Withholding and Reporting

You will be responsible to report and pay tax on any dividends that you receive.

Please consult a tax advisor to determine the tax considerations and tax consequences relevant to your participation in the offer.

ADDENDUM FOR EMPLOYEES IN THE UNITED KINGDOM

Tax Information

The following is a general summary of the material tax consequences of the exchange of your eligible option grants and the grant of new replacement options under the offer for tax residents in the United Kingdom
(“U.K.”). This discussion is based on U.K. tax law as of the date of the offer, which is subject to change, possibly on a retroactive basis. The information may be out of date at the time you exercise your new replacement options or sell the shares you acquire under your awards. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of award holders. We advise all option holders considering replacing their eligible options to meet with their own tax advisors. If you are not resident and ordinarily resident in the UK and/or are a citizen or resident of another country, the information contained in this summary may not be applicable to you. You are advised to seek appropriate professional advice as to how the tax or other laws in your country apply to your specific situation.

Option Replacement

Taxation Upon Exchange

You should not have any tax or national insurance contributions (“NIC”) liability in connection with the tender of your eligible option grants in exchange for the grant of new replacement options.

Grant of Replacement Options

You will not be subject to tax when the new options are granted to you.

Exercise of Replacement Options

Any new options granted to you will be unapproved for U.K. tax purposes. Consequently, you will be subject to income tax when you exercise your new options on the excess (or “spread”) of the fair market value of the underlying shares on the date of exercise over the exercise price.

Subject to the exceptions discussed below, a NIC liability will arise for you and the company on the spread between the fair market value of the shares on the date of exercise and the exercise price.

If you exercise your new options in the tax year 2002-03, you will only pay NIC on the spread if your earnings from the employment do not already exceed the maximum limit of £30,420 per annum. If your earnings do not exceed £30,420 per annum, you will pay NIC at 10% on that part of the spread which would bring your earnings up to the maximum limit.

If you exercise your new options in the tax year 2003-04 and following tax years, you will pay NIC at 11% on the spread to the extent that your earnings from employment are less than £30,940 per annum. If your earnings exceed £30,940 per annum, you will pay NIC at a rate of 1% on the spread.

Sale of Shares

When you sell your shares acquired upon exercise of the new options, you will be subject to capital gains tax. The tax is due on any increase in the value of the shares between the date on which you exercise your new options and the date on which you sell the shares acquired upon exercise of such options. Any capital gains tax you may owe is subject to an annual personal exemption, which is currently £7,700 (approximately US$11,180 as of the date of the offer) for the tax year 2002-03. If you have held your shares for at least two years following the exercise of your new option, taper relief may reduce your effective rate of capital gains tax to 10%.

Dividends

If you acquire shares upon exercise, you may be entitled to receive dividends. Any dividends paid on the stock will be subject to income tax in the U.K., at 10% if you are a basic rate taxpayer and at 32.5% if you are a higher rate taxpayer, and withholding tax in the U.S. You may be entitled to a foreign tax credit for United States federal tax withheld at source.

Withholding and Reporting

We are required to arrange for the payment of income tax and NIC on the spread at exercise or to withhold funds on account of income tax and NIC on the spread at exercise from the payroll, the proceeds of exercise and sale, or otherwise, and to remit such amounts to the U.K. Inland Revenue on your behalf. You are required to report details of any liabilities arising from the exercise of your new options and from the sale or disposal of shares, together with details of dividend income, to the Inland Revenue on your personal U.K. Inland Revenue annual tax return.

You will be responsible for paying any taxes owed as a result of the sale of the shares or the receipt of any dividends.

Please consult a tax advisor to determine the tax considerations and tax consequences relevant to your participation in the offer.